                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-83647

          Prospectus Supplement to Prospectus dated November 11, 1999.

                                9,000,000 Shares
                              ABBOTT LABORATORIES
                                 Common Shares

                                  -----------

    The common shares are listed on the New York Stock Exchange under the symbol "ABT." The last reported sale price of Abbott's common shares on the New York Stock Exchange on November 11, 1999 was $37.00 per share.

                                 --------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                                                                PER
                                                               SHARE       TOTAL
                                                              -------   ------------
Initial price to public.....................................  $36.875   $331,875,000
Underwriting discount(1)....................................  $ 0.265   $  2,385,000
Proceeds, before expenses, to Abbott........................  $36.610   $329,490,000

------------------------

(1) In addition, the underwriter may receive from purchasers of the shares normal brokerage commissions in amounts agreed with those purchasers.

                                 --------------

    The underwriter expects to deliver the common shares against payment in New York, New York on November 16, 1999.

                              GOLDMAN, SACHS & CO.

                                   ---------

                 Prospectus Supplement dated November 11, 1999.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify some of the forward-looking words, such as "believes," "expects," "may," "will," "approximately," "intends," "plans," "estimates," or "anticipates," or the negative of those words or other similar words. Forward-looking statements involve inherent risks and uncertainties. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

    - competitive pressures among health care products manufacturers and service providers may increase significantly;

    - costs or difficulties related to the integration of the business of Abbott and Perclose, Inc. or of ALZA Corporation may be greater than expected;

    - complying with the consent decree, described below, between Abbott and the FDA and Abbott's ability to return products to the market successfully;

    - general economic or business conditions, either internationally, nationally or in the states in which Abbott, Perclose or ALZA is doing business, may be less favorable than expected, resulting in, among other things, a reduced demand for health care products and services;

    - legislative or regulatory changes may adversely affect the business in which Abbott, Perclose and ALZA are engaged;

    - technological changes, including "Year 2000" data systems compliance issues, may be more difficult or expensive than anticipated; and

    - changes may occur in the securities markets.

In light of these risks, uncertainties and assumptions, the events anticipated by our forward-looking statements might not occur. For those statements, Abbott claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Abbott does not take any responsibility to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                              RECENT DEVELOPMENTS

CONSENT DECREE BETWEEN ABBOTT AND FOOD AND DRUG ADMINISTRATION

    On September 28, 1999, Abbott announced that it had been notified by the United States Food and Drug Administration of alleged noncompliance with the FDA's Quality System Regulation at Abbott's Diagnostics Division facilities in Lake County, Illinois. Abbott and the FDA entered into discussions relating to a proposed consent decree regarding these regulations.

    On November 2, 1999, Abbott announced that it had reached agreement with the FDA to have a consent decree entered which will settle issues involving Abbott's diagnostic manufacturing operations in Lake County, Illinois. The consent decree requires Abbott to ensure that its diagnostic manufacturing processes in Lake County, Illinois conform with the FDA's current Quality System Regulation. The consent decree does not represent an admission by Abbott of any violation of the Federal Food, Drug and Cosmetic Act or its regulations. The products on the market continue to provide accurate results. Abbott will not need to recall any diagnostic products as a result of the consent decree.

    The decree allows for the continued manufacture and distribution of medically necessary diagnostic products made in Lake County, Illinois, such as assays for hepatitis, retrovirus, cardiovascular disease, cancer, thyroid disorders, fertility, drug monitoring, and congenital and respiratory conditions. However, Abbott is prohibited from manufacturing or distributing certain diagnostic products until Abbott ensures that the processes in its Lake County, Illinois diagnostics manufacturing operations conform with the current Quality System Regulation.

    Under the terms of the consent decree, among other actions, Abbott has agreed to submit to the FDA a proposed master compliance and validation plan to ensure that its processes conform with the current Quality System Regulation. The consent decree requires Abbott to ensure that its facilities are in conformance with the current Quality System Regulation within one year.

    The consent decree has resulted in a one-time pretax charge of $168 million, which includes charges associated with actions required by the FDA and a $100 million payment to the U.S. Government. Abbott believes that fourth quarter earnings may be negatively impacted by as much as two cents per share. For the full-year 2000, sales may be negatively impacted up to $250 million and earnings may be negatively impacted up to 10 cents per share.

    The consent decree does not affect Abbott's MediSense, i-STAT, hematology or Murex products; the clinical chemistry products Abbott
Spectrum-Registered Trademark-, Aeroset-TM- and Alcyon-TM-; or any other Abbott divisions or products. The consent decree also allows Abbott to export diagnostic products and components for sale and distribution outside the United States if they meet the export requirements of the Federal Food, Drug and Cosmetic Act.

PENDING ACQUISITIONS

    On July 8, 1999, Abbott, its wholly-owned subsidiary AL Acquisition Corp. and Perclose entered into a merger agreement which provides for the merger of Perclose with and into AL Acquisition Corp. Subject to the terms of the merger agreement, holders of Perclose common stock will receive between 1.10 and 1.35 Abbott common shares for each share of Perclose common stock. As a result, Abbott expects to issue up to 17,889,168 common shares in the merger, including shares issuable upon the exercise of options. Perclose stockholders are scheduled to meet on November 19, 1999 to vote upon the merger. Although there can be no assurance, Abbott does not anticipate that the combined company will incur any material charges associated with the merger.

    On September 21, 1999, ALZA stockholders approved the merger of ALZA with and into AC Merger Sub Inc., a wholly-owned subsidiary of Abbott. Subject to the terms of the merger agreement, each share of ALZA common stock outstanding immediately before the effective time of the merger will be converted into 1.2 Abbott common shares. As a result, Abbott anticipates issuing up to 164,750,000 common shares in the merger, including shares issuable upon the exercise of options. Abbott and ALZA will not close the merger before December 30, 1999, absent a new vote of the ALZA stockholders.

    Abbott and ALZA estimate they will incur combined aggregate direct transaction costs of approximately $45 million associated with the merger, consisting of transaction fees for investment bankers, attorneys, accountants and other related costs. These one-time transaction costs will be charged to operations upon completion of the merger. It is expected that following the merger, the combined company will incur additional one-time expenses, currently estimated to be approximately $55 million. There can be no assurance that the combined company will not incur additional charges to reflect costs associated with the merger.

    The principal reason for offering the Abbott common shares is to facilitate the accounting treatment of the Perclose merger as a "pooling of interests," which is a condition to the completion of the merger under the merger agreement. While Abbott believes that conditions to the completion of the mergers will be satisfied or waived, where permissible, Abbott cannot make any assurances that the mergers will in fact be completed.

ADOPTION OF SHAREHOLDER RIGHTS PLAN

    On November 10, 1999, the Abbott board of directors declared a dividend distribution of one right for each outstanding common share of Abbott to shareholders of record at the close of business on December 1, 1999, the record date. Except as described below, each right, when exercisable, entitles the registered holder to purchase from Abbott one ten-thousandth of a share of series A junior participating preferred stock, par value $1.00 per share, at a purchase price of $200 for each one ten-thousandth of a share, subject to adjustment. The description and terms of the rights are set forth in the form of rights agreement which was filed with the Securities and Exchange Commission as an exhibit to Abbott's Current Report on Form 8-K dated November 10, 1999.

    Initially, the rights will automatically attach to all common share certificates representing shares then outstanding, and no separate certificates evidencing the rights will be distributed. The rights will be evidenced by the common share certificates and not by separate certificates until the earlier to occur of:

    - ten days following a public announcement that a person or group of affiliated or associated persons, referred to as the acquiring persons, has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of Abbott's outstanding common shares, which is what the rights agreement calls the shares acquisition date; or

    - 15 business days, or a later date as may be determined by action of the board of directors prior to the time that any person becomes an acquiring person, following the commencement of, or a public announcement of an intention to make, a tender or exchange offer if, upon consummation of that offer, the acquiring person or persons would be the beneficial owner of 10% or more of Abbott's outstanding common shares,

The earlier of these two dates is referred to in the rights agreement as the distribution date.

    The rights agreement also provides that, until the distribution date, the rights will be transferred with and only with the Abbott common shares. Until the distribution date or earlier redemption, expiration or termination of the rights, the transfer of any certificates for Abbott common shares will also constitute the transfer of the rights associated with the Abbott common shares represented by such certificates. As soon as practicable following the distribution date, right certificates will be mailed to holders of record of the Abbott common shares as of the close of business on the distribution date, and, subsequently, such separate right certificates alone will evidence the rights. Any Abbott common shares issued after the distribution date will generally be accompanied by right certificates only if such Abbott common shares are issued pursuant to the exercise of options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities issued by Abbott, or in other circumstances where the issuance of accompanying right certificates is deemed necessary or appropriate by the Abbott board of directors.

    The rights are not exercisable until the distribution date and will expire at the earliest of:

    - November 10, 2009, the final expiration date;

    - upon redemption by Abbott as described below; or

    - upon exchange of all rights for common shares as described below.

    If any person, other than Abbott, its affiliates or any person receiving newly-issued common shares directly from Abbott, becomes the beneficial owner of 10% or more of the then outstanding common shares, each rightsholder will subsequently have the right to receive, upon exercise at the then current exercise price of the right, common shares, or, in certain circumstances, cash, property or other securities of Abbott, having a value equal to two times the exercise price of the right.

    If, after an acquiring person obtains 10% or more of the outstanding Abbott common shares, Abbott is acquired in a merger or other business combination transaction or 50% or more of Abbott's assets or earning power are sold, proper provision will be made so that each holder of a right will subsequently have the right to receive, upon exercise at the then current exercise price of the right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the right.

    Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs, any rights that are, or, under certain circumstances specified in the rights agreement, were, beneficially owned by any acquiring person will immediately become null and void.

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding common shares and prior to the acquisition by that person or group of 50% or more of the outstanding common shares or the existence of a solicitation participant, the board of directors may exchange the rights, other than rights owned by that person or group, which have become void, in whole or in part, at an exchange ratio of one common share for each right, subject to adjustment.

    Subject to the following paragraph, at any time after the date of the rights agreement until the earlier of the time that a person becomes an acquiring person or November 10, 2009, the board of directors may redeem the rights in whole, but not in part, at a price of $.0001 for each right, which may, at the option of Abbott be paid in cash, common shares or other consideration deemed appropriate by the board. Upon the effectiveness of any action of the board ordering redemption of the rights, the rights will terminate leaving the rightsholders with only the right to receive this redemption price.

    If at any time prior to a person becoming an acquiring person:

    - there occurs a change, resulting from one or more proxy or consent solicitations, in a majority of the directors in office at the commencement of the first of these solicitations, and

    - any person who is a participant in any of these solicitations has proposed or initiated a business combination transaction involving Abbott,

then the approval by holders of at least 85% of the outstanding common shares, known as the shareholder approval, would be required prior to any redemption of the rights or any amendment of the rights agreement that would adversely affect the interests of rightsholders or facilitate a transaction with a solicitation participant.

    The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Abbott without conditioning the offer on the rights being redeemed or a substantial number of rights being acquired, and under certain circumstances the rights beneficially owned by that person or group may become void. The rights should not interfere with any merger or other business combination approved by the board of directors because the board may, at its option subject to shareholder approval, if applicable, at any time prior to the time that any person becomes an acquiring person, redeem all, but not less than all, of the then outstanding rights at the redemption price.

    This summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                     FOR NON-U.S. HOLDERS OF COMMON SHARES

    The following is a general discussion of certain U.S. Federal income and estate tax consequences of the ownership and disposition of common shares by a beneficial owner that is a non-U.S. holder. For purposes of this discussion, you are considered to be a non-U.S. holder unless you are a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the law of the United States or of any State or political subdivision of the foregoing, any estate whose income is includible in gross income for U.S. Federal income tax purposes regardless of its source, or a United States trust. A United States trust is any trust with respect to which:

    - a court within the United States is able to exercise primary supervision over the administration of the trust; and

    - one or more U.S. persons have the authority to control all substantial decisions of the trust.

The following summary does not furnish information in the level of detail or with the attention to an investor's particular tax circumstances that would be provided by an investor's own tax advisor and does not discuss all aspects of U.S. Federal income taxation that may be important to a particular investor in light of its particular circumstances, such as special tax rules that would apply to dealers in securities, financial institutions, banks, insurance companies, partnerships or holders of more than 5% of Abbott's common shares. For example, this discussion does not address state, local or non-U.S. tax considerations. Furthermore, the following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated under the Internal Revenue Code and administrative and judicial interpretations as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect. Each prospective investor is urged to consult its own tax advisor with respect to the U.S. Federal, state and local consequences of owning and disposing of the common shares, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

    Dividends paid by Abbott to you will be subject to U.S. withholding tax at a 30% rate unless you provide Abbott or its paying agent, as the case may be, with a properly executed:

    - Internal Revenue Service Form W-8BEN or, if prior to January 1, 2001, IRS Form 1001, claiming an exemption from withholding tax or a reduction in the applicable withholding tax rate under the benefit of a tax treaty; or

    - IRS Form W-8ECI or, if prior to January 1, 2001, IRS Form 4224, stating that the dividends paid by Abbott are not subject to withholding tax because they are effectively connected with the conduct of your U.S. trade or business, or if certain tax treaties apply, are attributable to your U.S. permanent establishment.

In the case of a non-U.S. partnership, the certification requirement would generally be applied to the partners of the partnership unless the non-U.S. partnership is a qualified intermediary. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

    If you are engaged in a trade or business in the United States and dividends paid on the common shares are effectively connected with the conduct of that trade or business or if you maintain a U.S. permanent establishment to which such dividends are attributable, although you will be exempt from the withholding tax discussed above, you will be subject to U.S. Federal income tax on your dividend income on a net income basis in the same manner as if you were a

U.S. person. In addition, if you are a non-U.S. corporation, you may be subject to a branch profits tax equal to 30%, or, if applicable, a lower treaty rate, of your effectively connected earnings and profits for the taxable year, subject to certain adjustments.

    Under current law, you generally will not be subject to U.S. Federal income tax on any capital gain realized on a sale or other disposition of common shares, unless:

    - Abbott is or has been during the five-year period ending on the date of disposition of the common shares a United States real property holding corporation for U.S. Federal income tax purposes (which Abbott does not believe that it has been or is currently and does not anticipate becoming);

    - the gain is effectively connected with a trade or business that you conduct within the United States and, if certain tax treaties apply, is attributable to a permanent establishment that you maintain in the United States;

    - you are an individual who has been present in the United States for 183 days or more in the taxable year; or

    - you are subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates.

    Common shares owned or treated as owned by an individual who is a citizen or resident, as specially defined for U.S. Federal estate tax purposes and which definition is different from the definition of resident for U.S. Federal income tax purposes, of the United States at the date of death, or common shares subject to certain lifetime transfers made by that individual, will be included in such individual's estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    DIVIDENDS

    Except as provided below, Abbott must annually report to you and the IRS the amount of dividends paid to you and the amount of the tax withheld with respect to your dividend distributions. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available to tax authorities in your country of residence under the provisions of a specific treaty or agreement with such tax authorities. In general, backup withholding at a rate of 31% and additional information reporting will apply to dividends paid on common shares to holders that are not exempt recipients and that fail to provide in the manner required certain identifying information, such as the holder's name, address and taxpayer identification number. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. However, dividends that are subject to U.S. withholding tax at the 30% statutory rate or at a reduced tax treaty rate are exempt from backup withholding of U.S. Federal income tax and such additional information reporting.

    BROKER SALES

    If you sell common shares through a U.S. office of a U.S. or foreign broker, the broker is required to file an information return with the IRS regarding such sale and is required to withhold 31% of the sale proceeds unless you are an exempt recipient or have provided the broker with the information and statements, under penalties of perjury, necessary to establish an exemption from backup withholding. If the proceeds of the sale of a common share are paid to you by or through the foreign office of a broker, that broker will not be required to backup withhold or, except as provided in the next sentence, to file information returns. In the case of proceeds from a sale of a common share that are paid to you by or through the foreign office of a U.S. broker or a foreign office of a foreign broker that is:

    - a controlled foreign corporation for U.S. Federal income tax purposes;

    - a person 50% or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment, or for the part of that period that the broker has been in existence, is effectively connected with the conduct of a trade or business within the United States, referred to as a foreign U.S. connected broker; or

    - effective January 1, 2001, a non-U.S. partnership (i) more than 50% of the income or capital interest in which is owned by U.S. persons or (ii) that is engaged in a trade or business within the United States.

Information reporting by the broker is required unless the broker has documentary evidence in its files that the payee is not a U.S. person and certain other conditions are met, or the payee otherwise establishes an exemption from information reporting. Effective January 1, 2001, backup withholding will be required if the broker has actual knowledge that the payee is a U.S. person.

    Under the withholding tax regulations to be effective beginning January 1, 2001, certification on IRS Form W-8BEN or other certification in the case of common shares held in an offshore account will be required to avoid backup withholding and information reporting if:

    - the sale of the common shares occurs within the United States; or

    - the sale of the common shares is made through a foreign U.S. connected broker.

    REFUNDS

    Any amounts withheld under the backup withholding rules from a payment to you may be refunded or credited against your U.S. Federal income tax liability, provided that you furnish the required information to the IRS.

                                  UNDERWRITING

    Abbott and Goldman, Sachs & Co. ("Goldman Sachs") have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman Sachs has agreed to purchase all of the common shares.

    Shares sold by Goldman Sachs to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. In addition, Goldman Sachs may receive from purchasers of shares normal brokerage commissions in amounts agreed with those purchasers. If all the shares are not sold at the initial offering price, Goldman Sachs may change the offering price and other selling terms.

    Abbott has agreed with Goldman Sachs not to dispose of or hedge any of its common shares or securities convertible into or exchangeable for or that represent the right to receive Abbott common shares during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman Sachs, other than (A) as contemplated by the merger agreement with Perclose, (B) as contemplated by the merger agreement with ALZA, (C) the issuance by Abbott of common shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement or (D) the granting of common share options or the issuance of restricted common shares under Abbott's current employee benefit plans.

    In connection with the offering, Goldman Sachs may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman Sachs of a greater number of shares than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress.

    These activities by Goldman Sachs may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman Sachs at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

    Abbott estimates that its total expenses for the offering, excluding underwriting discounts and commissions, will be approximately $225,000.

    Abbott has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933.

    Goldman Sachs has provided from time to time, and is expected to provide in the future, investment banking and other financial services to Abbott, and certain of Goldman Sachs' affiliates have engaged and may in the future engage in commercial transactions in the ordinary course of business with Abbott. Goldman Sachs acted as Abbott's financial advisor in connection with Abbott's acquisition of Perclose. In the ordinary course of business, Goldman Sachs may actively trade in Abbott's debt and equity securities for its own account or for the accounts of customers and, accordingly, it may at any time hold long or short positions in those securities.

                                 LEGAL MATTERS

    The validity of the common shares offered by this prospectus supplement will be passed upon for Abbott by Jose M. de Lasa, Esq., Abbott's Senior Vice President, Secretary and General Counsel and by Mayer, Brown & Platt, Chicago, Illinois, and for the underwriter by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois. As of November 11, 1999, Mr. de Lasa beneficially owned approximately 162,921 Abbott common shares and held options to acquire 413,175 shares of which options to purchase 188,977 shares are currently exercisable. These amounts include approximately 932 shares held for the benefit of Mr. de Lasa in the Abbott Laboratories Stock Retirement Trust pursuant to the Abbott Laboratories Stock Retirement Plan. Skadden, Arps, Slate, Meagher & Flom (Illinois) and its affiliates from time to time also represent Abbott in connection with certain other matters.

PROSPECTUS

                              ABBOTT LABORATORIES

    By this prospectus, Abbott may offer from time to time a total of up to $1,350,000,000 of common shares and debt securities, which may include up to:

                               --$600,000,000 of common shares
                               --$1,350,000,000 of debt securities

    Abbott will provide you with the specific terms and the public offering prices of these securities in supplements to this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

                   This prospectus is dated November 11, 1999

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that Abbott filed with the Securities and Exchange Commission under the shelf process. Abbott may sell common shares for up to $600,000,000 and debt securities for up to $1,350,000,000 under this prospectus, but the total sales of all securities sold under this prospectus may not exceed $1,350,000,000. This prospectus provides you with a general description of the securities Abbott may offer. Each time Abbott sells securities, Abbott will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                              ABBOTT LABORATORIES

    Abbott Laboratories is an Illinois corporation incorporated in 1900. Abbott's principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products and services.

    Abbott has six revenue segments:

    (1) Pharmaceutical Products--includes a broad line of adult and pediatric pharmaceuticals which are sold primarily on the prescription or recommendation of physicians.

    (2) Diagnostic Products--includes diagnostic systems and tests for blood banks, hospitals, commercial laboratories, alternate-care testing sites and consumers.

    (3) Hospital Products--includes drug and drug delivery systems, perioperative and intensive care products, cardiovascular products, renal products, oncology products, intravenous and irrigation solutions, related manual and electronic administration equipment and diagnostic imaging products for hospitals and alternate-care sites.

    (4) Ross Products--includes a broad line of adult and pediatric nutritionals. These products are sold primarily on the recommendation of physicians or other health care professionals. The segment also includes specialty pharmaceuticals and consumer products.

    (5) International--includes a broad line of hospital, pharmaceutical and adult and pediatric nutritional products marketed and primarily manufactured outside the United States. These products are sold primarily on the prescription or recommendation of physicians and other health care professionals. This segment also includes consumer products.

    (6) Chemical and Agricultural Products--includes agricultural and chemical products, bulk pharmaceuticals and animal health products.

    Abbott also has a 50 percent owned joint venture, TAP Holdings Inc. TAP and its subsidiary develop and market pharmaceutical products in the United States. TAP's products are generally sold directly to physicians, retailers, wholesalers, health care facilities and government agencies.

    Abbott purchases, in the ordinary course of business, necessary raw materials and supplies essential to Abbott's operations from numerous suppliers worldwide. Abbott markets products in approximately 130 countries through affiliates and distributors. Most of Abbott's products are sold both in the United States and internationally. Abbott employs approximately 56,000 persons in its various offices, plants and facilities located throughout North America, South America, Europe, Africa, Asia and Australia. Abbott's corporate offices are located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6400, and the telephone number is (847) 937-6100.

                                USE OF PROCEEDS

    Abbott will use the net proceeds from the sale of the securities for general corporate purposes.

                         DESCRIPTION OF DEBT SECURITIES

    The debt securities will be issued under an indenture between Abbott and Harris Trust and Savings Bank, as trustee. The following is a summary of the material provisions of the indenture and is qualified in its entirety by the provisions of the indenture, including definitions of certain terms used in the indenture. Wherever Abbott refers to particular sections or defined terms of the indenture, those sections or defined terms are incorporated by reference in this prospectus or prospectus supplement. You should review the indenture that is filed as an exhibit to the registration statement for additional information.

    The following summarizes certain general terms and provisions of the debt securities. Each time Abbott offers debt securities, the prospectus supplement relating to that offering will describe the terms of the debt securities Abbott is offering.

GENERAL

    Abbott may issue debt securities from time to time in one or more series without limitation as to aggregate principal amount. The debt securities will be Abbott's unsecured and unsubordinated obligations and will rank equally and ratably with Abbott's other unsecured and unsubordinated obligations.

    Unless otherwise indicated in the prospectus supplement, principal of, premium, if any, and interest on the debt securities will be payable, and the transfer of debt securities will be registrable, at the office or agency to be maintained by Abbott in Chicago and at any other office or agency Abbott maintains for such purpose. The debt securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the applicable prospectus supplement, in denominations of $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the debt securities, but Abbott may require you to pay a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

    The prospectus supplement will describe the following terms of the debt securities Abbott is offering:

    - the title of the debt securities;

    - any limit on the aggregate principal amount of the debt securities;

    - the date or dates on which the principal of the debt securities is payable;

    - the rate or rates, which may be fixed or variable, at which the debt securities will bear interest or the method by which the rate or rates will be determined, if any, the date or dates from which any interest will accrue, the interest payment dates on which any interest will be payable, and the regular record date for the interest payable on any interest payment date;

    - the place or places where the principal of and any premium and interest on the debt securities will be payable;

    - the person who is entitled to receive any interest on the debt securities, if other than the record holder on the record date;

    - the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities may be redeemed, in whole or in part, at the option of Abbott;

    - the obligation, if any, of Abbott to redeem, purchase or repay the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the period or periods within which, the price or prices at which and the terms and conditions upon which Abbott will redeem, purchase or repay, in whole or in part, the debt securities pursuant to such obligation;

    - the currency, currencies or currency units in which Abbott will pay the principal of and any premium and interest on any debt securities, if other than the currency of the United States of America;

    - if the amount of payments of principal of or any premium or interest on any debt securities may be determined with reference to an index or formula, the manner in which such amounts will be determined;

    - if the principal of or any premium or interest on any debt securities is to be payable, at Abbott's election or at the election of the holder, in one or more currencies or currency units other than that or those in which the debt securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the debt securities as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made;

    - if other than the principal amount thereof, the portion of the principal amount of the debt securities which will be payable upon declaration of acceleration of the maturity;

    - the applicability of the provisions described in the section of this prospectus captioned, "Defeasance and Covenant Defeasance;"

    - if the debt securities will be issued in whole or in part in the form of a book-entry security as described in the section of this prospectus captioned, "Book-Entry Securities," the depository Abbott appointed or its nominee with respect to the debt securities and the circumstances under which the book-entry security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depository or its nominee; and

    - any other terms of the debt securities.

    Abbott may offer and sell the debt securities as original issue discount securities at a substantial discount below their stated principal amount. The prospectus supplement will describe the federal income tax consequences and other special considerations applicable to original issue discount securities and any debt securities the federal tax laws treat as having been issued with original issue discount. "Original issue discount securities" means any debt security which provides for an amount less than its principal amount to be due and payable upon the declaration of acceleration of the maturity of the debt security upon the occurrence and continuation of an "Event of Default."

    The indenture does not contain covenants or other provisions designed to afford holders of the debt securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

BOOK-ENTRY SECURITIES

    The debt securities will be represented by one or more global securities. Unless otherwise indicated in the prospectus supplement, the global security representing the debt securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, or other successor depository Abbott appoints and registered in the name of the depository or its nominee. The debt securities will not be issued in definitive form unless otherwise provided in the prospectus supplement.

    DTC will act as securities depository for the securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered global security will be issued with respect to each $200 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of debt securities.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

    Purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security is in turn to be recorded on the direct and indirect participants' records. These beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive a written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

    To facilitate subsequent transfers, all debt securities deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC's records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices shall be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

    Neither DTC nor Cede & Co will consent or vote with respect to debt securities. Under its usual procedures, DTC mails an omnibus proxy to Abbott as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

    Principal and interest payments, if any, on the debt securities will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detail information from Abbott or the trustee, on the applicable payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of that participant and not of DTC, the trustee or Abbott, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is Abbott's responsibility or the trustee's, disbursement of payments to direct participants shall be the responsibility of DTC, and disbursement of payments to beneficial owners is the responsibility of direct and indirect participants.

    A beneficial owner must give notice to elect to have its debt securities purchased or tendered, through its participant, to a tender agent, and shall effect delivery of debt securities by causing the direct participants to transfer the participant's interest in the debt securities, on DTC's records, to a tender agent. The requirement for physical delivery of debt securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the debt securities are transferred by direct participants on DTC's records and followed by a book-entry credit of tendered debt securities to the tender agent's account.

    DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to Abbott or the trustee. Under these circumstances, in the event that a successor securities depository is not obtained debt security certificates are required to be printed and delivered.

    Abbott may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, debt security certificates will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Abbott believes to be reliable, but Abbott takes no responsibility for their accuracy.

CERTAIN COVENANTS OF THE COMPANY

    RESTRICTIONS ON SECURED DEBT. Unless otherwise provided in the prospectus supplement with respect to any series of the debt securities, if Abbott or any domestic subsidiary incurs, issues, assumes or guarantees any indebtedness for borrowed money represented by notes, bonds, debentures or other similar evidences of indebtedness, secured by a mortgage, pledge or other lien on any principal domestic property or on any shares of stock or debt of any domestic subsidiary, Abbott will secure, or cause its domestic subsidiary to secure, the debt securities equally and ratably with, or prior to, that indebtedness, so long as that indebtedness is to be secured, unless after giving effect to it the aggregate amount of all secured indebtedness, together with all attributable debt in respect of sale and leaseback transactions involving principal domestic properties, would not exceed 15% of Abbott's consolidated net assets. This restriction will not apply to, and there shall be excluded in computing secured indebtedness for the purpose of this restriction, indebtedness secured by:

    - mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time that corporation becomes a domestic subsidiary;

    - mortgages in favor of Abbott or any domestic subsidiary;

    - mortgages in favor of U.S. or foreign governmental bodies to secure partial, progress, advance or other payments;

    - mortgages on property, shares of stock or debt existing at the time of acquisition, including acquisition through merger or consolidation, purchase money mortgages and construction cost mortgages existing at or incurred within 120 days of the time of acquisition;

    - mortgages existing on the first date on which the debt security is authenticated by the trustee;

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
    - mortgages incurred in connection with pollution control, industrial revenue or similar financings; and

    - any extension, renewal or replacement of any debt secured by any mortgage referred to in the foregoing list, inclusive.

    The following are the meanings of terms that are important in understanding the restrictive covenants previously described:

    - "subsidiary" means any corporation of which Abbott directly or indirectly owns or controls stock which under ordinary circumstances, not dependent upon the happening of a contingency, has the voting power to elect a majority of that corporation's board of directors. The term does not include any corporation that does not own a principal domestic property and Abbott's principal executive officer, president and principal financial officer determine in good faith that Abbott's existing aggregate investments, including those of its domestic subsidiaries, in the corporation are not of material importance to the total business conducted, or assets owned, by Abbott or its domestic subsidiaries.

    - "domestic subsidiary" means a subsidiary of Abbott which transacts substantially all of its business or maintains substantially all of its property within the United States, excluding its territories, possessions and Puerto Rico, except a subsidiary which:

       (1) is engaged primarily in financing operations outside of the United States or in leasing personal property or financing inventory, receivables or other property; or

       (2) does not own a principal domestic property.

    - "principal domestic property" means any building, structure or other facility, together with the land on which it is erected and fixtures comprising a part of it, used primarily for manufacturing, processing, research, warehousing or distribution, located in the United States, excluding its territories, possessions and Puerto Rico, owned or leased by Abbott or one of Abbott's subsidiaries and having a net book value in excess of 2% of Abbott's consolidated net assets, other than any such building, structure or other facility or a portion which is a pollution control facility financed by state or local governmental obligations or which Abbott's principal executive officer, president and principal financial officer determine in good faith is not of material importance to the total business conducted or assets owned by Abbott and its subsidiaries as an entirety.

    - "consolidated net assets" means the aggregate amount of assets, less reserves and other deductible items, after deducting current liabilities, as shown on Abbott's consolidated balance sheet contained in the latest annual report to Abbott's stockholders and prepared in accordance with generally accepted accounting principles.

    - "attributable debt" means the present value (discounted at the rate of 8% each year compounded monthly) of the obligations for rental payments required to be paid during the remaining term of any lease of more than 12 months.

    RESTRICTIONS ON SALES AND LEASEBACKS. Unless otherwise provided in the prospectus supplement with respect to any series of the debt securities, neither Abbott nor any domestic subsidiary may enter into any sale and leaseback transaction involving any principal domestic property, the acquisition or completion of construction and commencement of full operation of which has occurred more than 120 days prior thereto, unless:

    - Abbott or the domestic subsidiary could incur a mortgage on the property under the restrictions described above under "Restrictions on Secured Debt" in an amount equal to the attributable debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities; or

    - Abbott, within 120 days after the sale or transfer by Abbott or any domestic subsidiary, apply to the retirement of Abbott's funded debt, which is defined as indebtedness for borrowed money having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount, an amount equal to the greater of:

       (1) the net proceeds of the sale of the principal domestic property sold and leased under such arrangement; or

       (2) the fair market value of the principal domestic property sold and leased, subject to credits for certain voluntary retirements of funded debt.

EVENTS OF DEFAULT

    With respect to a series of debt securities, any one of the following events will constitute an event of default under the indenture:

    - failure to pay any interest on any debt security of that series when due, continued for 30 days;

    - failure to pay principal of or any premium on any debt security of that series when due;

    - failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

    - Abbott's failure to perform, or breach of, any other covenant or warranty in the indenture, other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series, continued for 90 days after written notice as provided in the indenture;

    - certain events involving the bankruptcy, insolvency or reorganization of Abbott; or

    - any other event of default provided with respect to debt securities of that series.

    If any event of default occurs and continues, either the trustee of the holders of at least 25 percent in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount or, if the debt securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of those debt securities, of all the debt securities of that series to be due and payable immediately by a notice in writing to Abbott, and to the trustee if given by holders. The principal amount (or specified amount) will then be immediately due and payable. After acceleration, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul the acceleration.

    The prospectus supplement relating to any series of debt securities that are original issue discount securities will contain the particular provisions relating to acceleration of the stated maturity of a portion of the principal amount of that series of original issue discount securities upon the occurrence and continuation of an event of default.

    The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

    A holder of any series of debt securities will not have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy, unless:

    - the holder has previously given to the trustee written notice of a continuing event of default;

    - the holders of at least 25 percent in principal amount of the debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee;

    - the trustee shall not have received from the holders of a majority in aggregate principal amount of the debt securities of that series a direction inconsistent with such request; and

    - the trustee has not instituted proceedings within 60 days.

However, these limitations do not apply to a suit instituted by a holder for enforcement of payment of the principal of and premium, if any, or interest on their debt security on or after the respective due dates.

    Abbott is required to furnish to the trustee annually a statement as to its performance of certain obligations under the indenture and as to any default.

MODIFICATION AND WAIVER

    Abbott and the trustee may modify and amend the indenture with the consent of the holders of not less than the majority in aggregate principal amount of the outstanding debt securities of each series which is affected. Neither Abbott nor the trustee may, however, modify or amend without the consent of the holders of all debt securities affected if such action would:

    - change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

    - reduce the principal amount of, or the premium, if any, or, except as otherwise provided in the prospectus supplement, interest on, any debt security, including in the case of an original issue discount security the amount payable upon acceleration of the maturity;

    - change the place or currency of payment of principal of, premium, if any, or interest on any debt security;

    - impair the right to institute suit for the enforcement of any payment on any debt security on or at the stated maturity thereof, or in the case of redemption, on or after the redemption date;

    - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

    - modify certain provisions of the indenture, except to increase any percentage of principal amount whose holders are required to approve any change to such provision or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of each holder affected.

    The holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of that series, waive compliance by Abbott with certain restrictive provisions of the indenture. The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of that series, waive any past default under the indenture, except (1) a default in the payment of principal, premium or interest and (2) in respect of a covenant or provision of the indenture that cannot be modified or

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amended without the consent of those holders of each outstanding debt security of that series who were affected.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    Abbott may not consolidate with or merge into any other company or entity or convey, transfer or lease its properties and assets substantially as an entirety and may not permit any company or entity to merge into or consolidate with Abbott or convey, transfer or lease its properties and assets substantially as an entirety to Abbott, unless:

    - in case Abbott consolidates with or merges into another person or conveys, transfers or leases its properties substantially as an entirety to any person, the person formed by that consolidation or into which Abbott is merged or the person which acquires by conveyance or transfer, or which leases, Abbott's properties and assets substantially as an entirety is a corporation, partnership, or trust organized under the laws of the United States of America, any State or the District of Columbia, and expressly assumes Abbott's obligations on the debt securities under a supplemental indenture;

    - immediately after giving effect to the transaction no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing;

    - if Abbott's properties or assets become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the indenture, Abbott or such successor, as the case may be, takes the necessary steps to secure the debt securities equally and ratably with, or prior to, all indebtedness secured thereby; and

    - Abbott has delivered to the trustee an officers' certificate and an opinion of counsel stating compliance with these provisions.

DEFEASANCE AND COVENANT DEFEASANCE

    The indenture provides, unless otherwise indicated in the prospectus supplement relating to that particular series of debt securities, that, at Abbott's option, Abbott:

    - will be discharged from any and all obligations in respect of the debt securities of any series, except for certain obligations to register the transfer of or exchange of debt securities of that series, replace stolen, lost or mutilated debt securities of that series, maintain paying agencies and hold moneys for payment in trust; or

    - need not comply with certain restrictive covenants of the indenture, including those described in the section of the prospectus captioned, "Certain Covenants of the Company," and the occurrence of an event described in the fourth bullet point in the section of the prospectus captioned, "Event of Default" will no longer be an event of default, in each case, if Abbott deposits, in trust, with the trustee money or U.S. Government Obligations, which through the payment of interest and principal in accordance with their terms will provide money, in an amount sufficient to pay all the principal of and premium, if any, and interest on the debt securities of that series on the dates such payments are due, which may include one or more redemption dates that Abbott designates, in accordance with the terms of the debt securities of that series.

    Abbott may establish this trust only if, among other things:

    - no event of default or event which with the giving of notice or lapse of time, or both, would become an event of default under the indenture shall have occurred and is continuing on the date of the deposit or insofar as an event of default resulting from certain events involving Abbott's bankruptcy or insolvency at any time during the period ending on the 121st day after

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
      the date of the deposit or, if longer, ending on the day following the expiration of the longest preference period applicable to Abbott in respect of the deposit;

    - the deposit will not cause the trustee to have any conflicting interest with respect to any other of Abbott's securities or result in the trust arising from the deposit to constitute, unless it is qualified as, a "regulated investment company";

    - the defeasance will not result, in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument to which Abbott is a party or by which Abbott is bound; and

    - Abbott has delivered an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the deposit or defeasance and will be subject to federal income tax in the same manner as if the defeasance had not occurred, which opinion of counsel, in the case of first item above, must refer to and be based upon a published ruling of the Internal Revenue Service, a private ruling of the Internal Revenue Service addressed to Abbott, or otherwise a change in applicable federal income tax law occurring after the date of the indenture.

In the event Abbott omits to comply with its remaining obligations under the indenture after a defeasance of the indenture with respect to the debt securities of any series as described under the second item of the preceding sentence and the debt securities of such series are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. Government obligations on deposit with the trustee may be insufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. Abbott will, however, remain liable for those payments.

CONCERNING THE TRUSTEE

    Harris Trust and Savings Bank is trustee under the indenture. The trustee performs services for Abbott in the ordinary course of business.

                          DESCRIPTION OF COMMON SHARES

AUTHORIZED AND OUTSTANDING

    As of June 30, 1999, Abbott had 2,400,000,000 authorized common shares, of which 1,521,151,090 were outstanding, and 1,000,000 authorized preferred shares, of which none were outstanding. Abbott's board of directors determines the terms and the manner in which the preferred shares may be issued.

LISTING

    Abbott's common shares are listed on the New York, Chicago, Pacific and London exchanges, as well as the Swiss stock exchange. They are traded on the Boston, Cincinnati and Philadelphia exchanges. The ticker symbol for Abbott's common shares is ABT.

DIVIDENDS

    The board of directors may authorize, and Abbott may make, distributions to its common shareholders, subject to any restriction in Abbott's articles of incorporation and to those limitations prescribed by law.

FULLY PAID

    All of Abbott's outstanding common shares are fully paid and non-assessable. Any additional common shares that Abbott issues will be fully paid and non-assessable.

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VOTING RIGHTS

    Each of Abbott's outstanding common shares is entitled to one vote in each matter submitted to a vote at a meeting of shareholders and, in all elections for directors, every shareholder has the right to vote the number of shares owned by it for as many persons as there are directors to be elected, or to cumulate its votes and give one candidate as many votes as shall equal the number of directors multiplied by the number of shares or to distribute its cumulative votes in any proportion among any number of candidates, provided directors are elected according to Abbott's articles of incorporation and by-laws. Abbott's shareholders may vote either in person or by proxy.

SHAREHOLDER ACTION BY WRITTEN CONSENT; MEETINGS

    Under Illinois corporate law, any action required to be taken by Abbott's shareholders may be taken without a meeting and without a vote if a consent in writing is signed by holders of shares having at least the number of votes necessary at a shareholder meeting.

    Abbott's by-laws provide that special meetings of the shareholders of the corporation may be called only by:

    - the board of directors;

    - the chairman of the board of directors;

    - the chief executive officer;

    - the president; or

    - the holders of not less than one-fifth of all outstanding shares entitled to vote on the matter for which the meeting is called.

TRANSFER AGENT AND REGISTRAR

    BankBoston, N.A. is Abbott's transfer agent and registrar. BankBoston is located in Boston, Massachusetts.

                              PLAN OF DISTRIBUTION

    Abbott may sell the securities:

    - directly to purchasers, or

    - through agents, underwriters, or dealers, or

    - through a combination of any of these methods of sale.

    Abbott may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

    Abbott may designate agents to solicit offers to purchase the securities from time to time. These agents may be deemed to be underwriters, as defined in the Securities Act of 1933, involved in the offer or sale of the securities. The prospectus supplement will name the agents and any commissions Abbott pays them. Agents may be entitled to indemnification by Abbott against certain liabilities, including liabilities under the Securities Act of 1933, under agreements between Abbott and the agents, and the agents or their affiliates may extend credit to or engage in transactions with or perform services for Abbott in the ordinary course of business. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

    If Abbott uses any underwriters in the sale, Abbott will enter into an underwriting agreement with them at the time of sale and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement that the underwriters use to make resales of the securities. The underwriters may be entitled under the relevant underwriting agreement to indemnification by Abbott against certain liabilities, including liabilities under the Securities Act of 1933, and the underwriters or their affiliates may extend credit to or engage in transactions with or perform services for us in the ordinary course of business.

    If Abbott uses dealers in the sale of the securities, Abbott will sell the securities to those dealers, as principal. The dealers may then resell the securities to the public at varying prices to be determined by them at the time of resale. Dealers may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, and the dealers or their affiliates may extend credit to or engage in transactions with or perform services for Abbott in the ordinary course of business.

    The debt securities are not proposed to be listed on a securities exchange, and any underwriters or dealers will not be obligated to make a market in debt securities. Abbott cannot predict the activity or liquidity of any trading in the debt securities.

                                 LEGAL OPINIONS

    Certain legal matters in connection with the securities offered hereby will be passed upon for Abbott by Jose M. de Lasa, Esq., Abbott's Senior Vice President, General Counsel and Secretary and by Mayer, Brown & Platt, Chicago, Illinois, and for the underwriters, dealers and agents, if any, by Skadden, Arps, Slate, Meagher & Flom, Chicago, Illinois. As of July 21, 1999, Mr. de Lasa beneficially owned approximately 168,117 Abbott common shares and held options to acquire 413,175 shares of which options to purchase 188,977 shares are currently exercisable. (These amounts include approximately 928 shares held for the benefit of Mr. de Lasa in the Abbott Laboratories Stock Retirement Trust pursuant to the Abbott Laboratories Stock Retirement Plan). The opinions of
Mr. de Lasa, Mayer, Brown & Platt and Skadden, Arps, Slate, Meagher & Flom may be conditioned upon, and may be subject to certain assumptions regarding, future action required to be taken by Abbott and any underwriter(s), dealer(s) or agent(s) in connection with the issuance and sale of any securities. The opinions of Mr. de Lasa, Mayer, Brown & Platt and Skadden, Arps, Slate, Meagher & Flom with respect to securities may be subject to other conditions and assumptions, as indicated in the prospectus supplement. Skadden, Arps, Slate, Meagher & Flom from time to time also represents Abbott in connection with certain other matters.

                                    EXPERTS

    Arthur Andersen LLP, independent public accountants, have audited Abbot's consolidated financial statements and schedules included in the Annual Report on Form 10-K for the year ended December 31, 1998, as indicated in their reports, which is incorporated by reference in this registration statement. The consolidated financial statements and schedules are incorporated by reference in reliance on Arthur Andersen LLP's report which is given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    Abbott files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document Abbott files at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington D.C. 20549, and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Abbott's SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Abbott's common shares are listed on the New York Stock Exchange, the Chicago Stock Exchange, and the Pacific Exchange, and information about Abbott also is available there.

    This prospectus is part of a registration statement that Abbott filed with the SEC. The SEC allows Abbott to "incorporate by reference" the information Abbott files with the SEC. This means that Abbott can disclose important information to you by referring you to other documents that Abbott identifies as part of this prospectus. The information incorporated by reference is considered to be part of this prospectus. Abbott incorporates by reference the documents listed below:

    - Annual Report on Form 10-K for the year ended December 31, 1998.

    - Quarterly Report on Form 10-Q for the quarter end March 31, 1999.

    - Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

    - Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

    - Current Report on Form 8-K dated June 30, 1999.

    - Current Report on Form 8-K dated September 28, 1999.

    - Current Report on Form 8-K dated November 2, 1999.

    - Current Report on Form 8-K dated November 10, 1999.

    - Comparative per Share Information and Pro Forma Financial Information of Abbott contained in the Form S-4 Registration Statement, File
      No. 333-85265, filed with the SEC on August 16, 1999, and any amendment or report filed for the purpose of updating that description.

    - Comparative per Share Information and Pro Forma Financial Information of Abbott contained in the supplement dated November 8, 1999 to the proxy statement/prospectus dated August 26, 1999 contained in the Form S-4 Registration Statement, File No. 333-85867 filed with the SEC on
      August 25, 1999 and any amendment or report filed for the purpose of updating that description.

Abbott also incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934
(1) after the date of the filing of this registration statement and before its effectiveness and (2) until Abbott has sold all of the securities to which this prospectus relates or the offering is otherwise terminated. Abbott's subsequent filings with the SEC will automatically update and supersede information in this prospectus.

    You may obtain a copy of these filings at no cost by writing to or telephoning Abbott at the following address and telephone number:

               Abbott Laboratories
               100 Abbott Park Road
               Abbott Park, Illinois 60064-6020
               Attention:  Jose M. de Lasa,
                         Senior Vice President, Secretary
                           and General Counsel
               Phone: (847) 937-8905

    You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. Abbott has not authorized anyone else to provide you with different information. This prospectus is an offer to sell or buy only the securities described in this document, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current and accurate only as of the date of this prospectus.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 --------------

                               TABLE OF CONTENTS

                                         PAGE
                                       --------
             Prospectus Supplement

Forward-Looking Statements...........     S-2

Recent Developments..................     S-2

Certain United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Shares...................     S-6

Underwriting.........................     S-9

Legal Matters........................    S-10

                  Prospectus

About this Prospectus................       2

Abbott Laboratories..................       2

Use of Proceeds......................       3

Description of Debt Securities.......       3

Description of Common Shares.........      11

Plan of Distribution.................      12

Legal Matters........................      13

Experts..............................      13

Where You Can Find More Information..      13

                                9,000,000 Shares

                              ABBOTT LABORATORIES

                                 Common Shares
                         -----------------------------

                             PROSPECTUS SUPPLEMENT

                         -----------------------------

                              GOLDMAN, SACHS & CO.

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